Independent Auditors' Report

Board of Directors and Stockholders of
Vitro, S.A. de C.V.
San Pedro Garza García, N. L.

We have audited the accompanying consolidated balance sheets of Vitro, S.A. de C.V. and Subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002 (all expressed in millions of constant Mexican pesos as of December 31, 2002). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the subsidiaries and associated companies named in note 2 b), were audited by other auditors whose reports have been furnished to us, and our opinion, regarding the amounts reported by these companies, is based solely on the reports of such other auditors. The total assets of the companies above mentioned represent 21% in 2001 and 9% in 2002 of the consolidated total assets, whereas their net sales represent 9% of the consolidated net sales in 2000, 2001 and 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Vitro, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2002, and the results of their operations and changes in their financial position for each of the three years in the period ended December 31 2002, in conformity with accounting principles generally accepted in México.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2002 and the determination of stockholders' equity at December 31, 2000, 2001 and 2002 to the extent summarized in note 21.

Our audits also comprehended the translation of Mexican peso amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2 a). Such United States dollar amounts are presented solely for the convenience of readers.

The accompanying financial statements have been translated into English language for the convenience of readers.

February 7, 2003
February 27, 2003, as to note 20a)
June 20, 2003, as to note 20b)
June 26, 2003, as to note 21

Report of Independent Accountants
(Translated from Spanish)

To the Board of Directors of
Vitro, S. A. de C. V.

1. Empresas Comegua, S. A. and its Subsidiaries prepare their consolidated financial statements, expressed in U. S. dollars, in conformity with accounting principles generally accepted in Guatemala. These consolidated financial statements are the Group's all-purpose financial statements that we audited and regarding which we issued our unqualified report dated February 1, 2003. We also audited the consolidated balance sheets of Empresas Comegua, S. A. (a Panama company) and its Subsidiaries as of December 31, 2002 and, 2001 and the related statements of income and retained earnings and of cash flows, expressed in U. S. dollars (currency of legal tender in Panama), for the years then ended, for their special consolidation with Vitro, S. A. de C. V. (Note 1). These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

3. The accompanying consolidated financial statements were prepared for the sole and single purpose of consolidating them in conformity with the accounting policies prescribed by Vitro, S. A. de C. V. and described Note 1, and not for conforming them to accounting principles generally accepted in Guatemala.

4. In our opinion, the consolidated financial statements, expressed in U. S. dollars, that were prepared for the special purpose of consolidating them, present fairly, in all material respects, the financial position of Empresas Comegua, S. A. and Subsidiaries as of December 31, 2002 and 2001, and their results of operations and cash flows for the years then ended, in conformity with the accounting policies explained in Note 1 to the financial statements.

5. This report is intended for the sole information and use of Vitro, S. A. de C. V. for it to consolidated its affiliate Empresas Comegua, S. A. and Subsidiaries, and is not intended to be and should not be used by anyone other tan these specified parties.

6. The accompanying consolidated financial statements, expressed in U. S. dollars, were translated from the financial statements (not submitted herewith) of the group's operating subsidiaries expressed in Quetzales, Costa Rican Colones and Córdobas, in conformity with the policy on translation described in Note 1 to the consolidated financial statements. This translation should not be construed as representing that the locally currency amounts of the subsidiaries actually represent or have been, or could be, converted into U.S. dollars at those or other exchange rates.

PricewaterhouseCoopers

February 1, 2003

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in jurisdictions other than Guatemala. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Guatemala.

The standards, procedures and practices used in Guatemala to audit such financial statements may differ from those generally accepted in countries and jurisdictions other than Guatemala.

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of constant Mexican pesos as of December 31, 2002)

	December 31,		Millions of US dollars (Convenience Translation)
ASSETS	2001	2002	2002
Cash and cash equivalents	Ps. 1,087	Ps. 2,232	$ 214
Trade receivables, net (note 5)	1,761	2,046	196
Other receivables	1,035	1,036	99
Inventories (note 6)	3,423	3,809	365
Current assets of discontinued operations (note 4)	1,240
Current assets	8,546	9,123	874
Land and buildings (note 7)	9,413	8,712	835
Machinery and equipment (note 7)	9,385	8,962	858
Construction in progress	609	816	78
Goodwill, net of accumulated amortization of Ps. 122 and Ps. 157	724	748	72
Intangible pension asset	701	609	58
Other assets	1,027	1,046	100
Non-current assets of discontinued operations (note 4)	3,246
Long - term assets	25,105	20,893	2,001

Total assets	Ps. 33,651	Ps. 30,016	$ 2,875

LIABILITIES
Short-term borrowings (note 8)	Ps. 3,207	Ps. 3,176	$ 305
Current maturities of long-term debt (note 9)	2,795	1,602	153
Trade payables	2,568	2,295	220
Accrued expenses	639	676	64
Other current liabilities	1,053	1,326	127
Current liabilities of discontinued operations (note 4)	1,646
Current liabilities	11,908	9,075	869
Long-term debt (note 9)	8,551	10,413	997
Seniority premiums, pensions and other long-term
liabilities (note 10)	1,248	1,380	132
Deferred tax liabilities (note 17)	1,412	550	53
Longerm liabilities of discontinued operations (note 4)	821
Long-term liabilities	12,032	12,343	1,182
Total liabilities	23,940	21,418	2,051
Commitments and contingencies (note 11)

STOCKHOLDERS' EQUITY
Capital stock: no par value, shares issued and
outstanding, 324,000,000	324	324	31
Restatement of capital stock	5,878	5,878	563
Capital stock restated	6,202	6,202	594
Treasury stock (50,294,020 shares in 2001 and 47,979,489 in 2002)	(547)	(514)	(49)
Paid-in capital	941	915	87
Shortfall in restatement of capital	(17,073)	(16,996)	(1,628)
Cumulative effect of deferred taxes	(1,484)	(1,484)	(142)
Minimum pension liability adjustment	(191)	(298)	(28)
Retained earnings reserved for
reacquisition of shares of Vitro	1,300	514	49
Retained earnings	16,934	17,598	1,686
Total majority interest	6,082	5,937	569
Minority interest in consolidated subsidiaries	3,629	2,661	255
Total stockholders' equity (note 13)	9,711	8,598	824
Total liabilities and stockholders' equity	Ps. 33,651	Ps. 30,016	$ 2,875

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Statements of Income
(Millions of constant Mexican pesos as of December 31, 2002, except per share amounts)

				Millions of US dollars, except per share amounts (Convenience translation)
	Year ended December 31,
	2000	2001	2002	2002
Net sales	Ps. 25,005	Ps. 24,406	Ps. 23,922	$ 2,292
Cost of sales	17,148	17,193	16,999	1,629
Gross profit	7,857	7,213	6,923	663
General, administrative and selling expenses	4,752	4,898	4,937	473
Operating income	3,105	2,315	1,986	190
Total financing cost (note 14)	1,073	611	2,259	216
Income (loss) after financing cost	2,032	1,704	(273)	(26)
Other expense, net (note 15)	436	817	416	40
Income (loss) before income tax and workers' profit sharing	1,596	887	(689)	(66)
Income and asset tax (note 17)	581	336	(478)	(46)
Workers' profit sharing (note 17)	324	96	47	5
Net income (loss) from continuing operations	691	455	(258)	(25)
Net income (loss) from discontinued operations (note 4)	211	189	(118)	(11)
Income on disposal of discontinued operations (note 4)			463	44
Net income for the year	Ps. 902	Ps. 644	Ps. 87	$ 8
Net income of minority interest	Ps. 525	Ps. 480	Ps. 131	$ 12
Net income (loss) of majority interest	377	164	(44)	(4)
	Ps. 902	Ps. 644	Ps. 87	$ 8
Earnings per common share (based on weighted average
shares outstanding of 278,402,173 for 2000,
286,078,897 for 2001 and 275,441,504 for 2002):
Net income (loss) from continuing operations	Ps. 2.48	Ps.1.59	Ps. (0.94)	$ (0.09)
Income on disposal of discontinued operations			1.68	0.16
Net income (loss) from discontinued operations	0.76	0.66	(0.43)	(0.04)
Net income of minority interest	(1.89)	(1.68)	(0.47)	(0.05)
Net income (loss) of majority interest	Ps.1.35	Ps. 0.57	Ps. (0.16)	$ (0.02)

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
(Millions of constant Mexican pesos as of December 31, 2002)

				Millions of US dollars (Convenience Translation)
	Year ended December 31,
	2000	2001	2002	2002
OPERATING ACTIVITIES:
Net income (loss) from continuing operations	Ps.691	Ps. 455	Ps. (258)	$ (25)
Add (deduct) non cash items:
Depreciation and amortization	1,948	1,929	1,908	183
Provision for seniority premiums and pensions	211	211	187	18
Amortization of debt issue costs	50	58	51	5
Share in net income of unconsolidated associated companies	(5)	(9)
(Gain) loss from sale of subsidiaries and associated companies	(60)	124	(65)	(6)
Write-off and loss from sale of assets	347	375	409	39
Deferred income tax and workers' profit sharing	256	104	(848)	(81)
	3,438	3,247	1,384	133
Increase (decrease) in trade payables	101	579	(272)	(26)
Decrease (increase) in trade receivables	552	355	(303)	(29)
Decrease (increase) in inventories	(378)	1	(534)	(51)
Change in other current assets and liabilities, net	368	(277)	330	31
Pension funding payments	(687)	(91)	(167)	(16)
Resources generated from continuing operations	3,394	3,814	438	42
Net income (loss) from discontinued operations	211	189	(118)	(11)
Proceeds from disposal of discontinued operations			1,418	135
Operating assets and liabilities from discontinued operations	331	198	166	16
Resources generated from operations	3,936	4,201	1,904	182

FINANCING ACTIVITIES:
Short-term bank loans	6,651	4,293	5,495	526
Long-term bank loans	6,987	6,233	3,855	369
Capital stock contributed by minority interest	8	107	7	1
Monetary effect on liabilities with financing cost	(1,367)	(659)	(784)	(75)
Payment of short-term loans	(5,162)	(6,491)	(6,086)	(583)
Payment of long-term loans	(7,610)	(5,098)	(1,850)	(177)
Acquisition of treasury stock	(860)	(180)
Sale of treasury stock	622		24	2
Dividends paid to stockholders of Vitro	(341)	(162)	(78)	(7)
Dividends paid to minority interest	(396)	(293)	(272)	(26)
Effect from discontinued operations	(397)	(224)	(42)	(4)
Resources (used in) generated from financing activities	(1,865)	(2,474)	269	26

INVESTING ACTIVITIES:
Investment in land and buildings and machinery and equipment	(952)	(848)	(1,018)	(98)
Sale of land and buildings and machinery and equipment	228	133	140	14
Investment in subsidiaries and associated companies	(595)	(475)	(9)	(1)
Sale of subsidiaries and associated companies		94	115	11
Long-term investments		(145)	(49)	(4)
Effect from discontinued operations	(144)	(164)	(6)	(1)
Other	(438)	(85)	(201)	(19)
Resources used in investing activities	(1,901)	(1,490)	(1,028)	(98)
Net increase in cash and cash equivalents	170	237	1,145	110
Balance at beginning of year	680	850	1,087	104
Balance at end of year	Ps. 850	Ps. 1,087	Ps. 2,232	$ 214

Vitro, S.A. de C.V. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Millions of constant Mexican pesos as of December 31, 2002, except per share amounts)

	Capital stock	Treasury stock and paid-in capital	Shortfall in restatement of capital	Cumulative effect of deferred taxes	Minimum pension liability adjustment	Retained earnings	Minority interest	Stock- holders' equity
Balance at
January 1, 2000	Ps. 6,202	Ps. 758	Ps.(16,452)	Ps.	Ps. (137)	Ps.18,358	Ps. 4,732	Ps. 13,461
Dividends (Ps. 1.05 per share)						(341)		(341)
Decrease in minority interest							(524)	(524)
Sale of treasury stock		698						698
Paid-in capital		(53)						(53)
Acquisition of treasury stock		(860)						(860)
Comprehensive loss (note 13 i)			(265)	(1,484)	(23)	377	(715)	(2,110)
Balance at
December 31, 2000	6,202	543	(16,717)	(1,484)	(160)	18,394	3,493	10,271
Dividends (Ps. 1.05 per share)						(324)		(324)
Decrease in minority interest							(128)	(128)
Paid-in capital		55						55
Acquisition of treasury stock		(204)						(204)
Comprehensive income (note 13i)			(356)		(31)	164	264	41
Balance at
December 31, 2001	6,202	394	(17,073)	(1,484)	(191)	18,234	3,629	9,711
Dividends (Ps. 0.25 per share)						(78)		(78)
Decrease in minority interest							(1,304)	(1,304)
Paid-in capital		7						7
Comprehensive income (note 13i)			77		(107)	(44)	336	262
Balance at
December 31, 2002	Ps.6,202	Ps. 401	Ps.(16,996)	Ps. (1,484)	Ps. (298)	Ps.18,112	Ps. 2,661	Ps. 8,598

Vitro, S.A. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
(Millions of constant Mexican pesos as of December 31, 2002, except per share amounts)

1. Activities of the company

Vitro, S.A. de C.V. ("Vitro") is a holding company, the subsidiaries of which manufacture and market glass and plastic containers, thermoformed articles, aluminum cans, flat glass for construction and automotive uses, glassware for table and kitchen use, fiberglass insulation and reinforcements, chemical products and minerals, and capital goods.

2. Basis of presentation and principles of consolidation

a) Basis of presentation

The consolidated financial statements of Vitro and its subsidiaries (the "Company") are prepared in accordance with accounting principles generally accepted in México ("Mexican GAAP"), as further described in note 3.

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of December 31, 2002, except per share amounts. However, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States (US) dollars at the rate of 10.4393 pesos per one dollar, the rate of exchange determined by Banco de México (Mexico's Central Bank) on December 31, 2002. The translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any rate.

All references to dollars, in the financial statements and these notes, correspond to dollars of the United States of America.

b) Consolidated subsidiaries

Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock or which Vitro controls are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used, this method consists in consolidating on a proportionate basis the assets, liabilities, stockholders equity and revenues. All significant intercompany balances and transactions have been eliminated in consolidation.

Vitro's subsidiaries Vitromátic, S. A. de C. V. and subsidiaries (see note 18f); Empresas Comegua, S.A. and subsidiaries; and Vitro Flex, S. A. de C. V.; as well as certain other subsidiaries and associated companies which in the aggregate are not material, are audited by firms of public accountants other than the Company's principal auditor.

In order to consolidate the financial statements of subsidiaries located in the United States of America, the effects of inflation were taken into consideration in accordance with Bulletin B-10, as amended, which is the principal difference between US generally accepted accounting principles ("US GAAP") and Mexican GAAP for these companies. Such companies' financial statements are initially prepared in accordance with US GAAP and are translated into Mexican pesos under the current rate method. The assets, liabilities, stockholders' equity (except capital stock) and the income statement accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented. The cumulative translation adjustment is included as a component of stockholders' equity.

c) Investment in associated companies

Associated companies are those companies in which Vitro holds, as a permanent investment, less than 50% of the capital stock and maintains significant influence. Such investments are accounted for by the equity method.

3. Principal accounting policies

a) Accounting method for the treatment of the effects of inflation

The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", as amended, issued by the Mexican Institute of Public Accountants ("IMCP"), which relates to the recognition of the effects of inflation. The Third Amendment to Bulletin B-10 (the "Third Amendment") has been adopted in preparing such consolidated financial statements. The Third Amendment requires the restatement of all comparative financial statements to constant pesos as of the date of the most recent balance sheet presented. For that purpose, Vitro's Mexican subsidiaries and associated companies use the "Indice Nacional de Precios al Consumidor" (Mexican National Consumer Price Index: "INPC"), published by Banco de México; Vitro's US subsidiaries use the Consumer Price Index - All Urban Consumers - All Items, Unadjusted ("CPI") published by the US Labor Department, and are translated using the exchange rate at the end of the last period presented.

Bulletin B-12 set the rules related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are not considered non-cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

b) Cash and cash equivalents

Highly liquid short-term investments with original maturity of ninety days or less, consisting primarily of Mexican Government Treasury Bonds and money market instruments, are classified as cash equivalents. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value.

c) Financial instruments

Assets and liabilities resulting from any financial instrument, except for such instruments held to maturity, are recorded in the balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of valuation of the financial instruments, including their cost and yield are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes, are valued using the same criteria of valuation of the assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses, or income from the assets or liabilities whose risks are being hedged.

d) Inventories and cost of sales

Inventories are valued at the price of the last purchase made during the year or at the latest production cost without exceeding the net realizable value. Cost of sales is determined by using the price of the last purchase prior to the date of consumption or the latest production cost at the time of sale.

e) Land, buildings, machinery and equipment

Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized. The Company follows the principles of the Fifth Amendment to Bulletin B-10, under which, fixed assets are restated under the method of consumer price index adjustment, using the INPC. The initial balance to apply the INPC was the net replacement value as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement is based on a general consumer price index from the country of origin and the exchange rate at the end of each period.

Maintenance and repair expenses are recorded as costs and expenses in the period when they are incurred.

Depreciation is calculated using the straight-line method, taking into consideration the estimated useful life of the asset, in order to depreciate the original cost and the revaluation. The depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

Years
Buildings	20 to 50
Machinery and equipment	5 to 30

f) Goodwill

Goodwill is amortized on a straight-line basis over a period of 20 years. Amortization expense for the years ended December 31, 2000, 2001 and 2002 was Ps. 18, Ps. 30 and Ps. 41, respectively.

g) Seniority premiums, retirement plans and severance payments

Seniority premiums and pension plans for all personnel are considered as costs in the periods in which services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 issued by the IMCP, and the actuarial computations were made by an independent actuary, using estimates of the salaries that will be in effect at the time of payment. The past service cost is amortized over the average period required for workers to reach their retirement age. The method used is the projected unit credit. Effective 2000 the Company began funding a trust in order to cover the payment of such liabilities.

Severance payments are expensed in the period in which such payments are made.

h) Excess (shortfall) in restatement of capital

This item, which is an element of stockholders' equity, reflects the accumulated effect of holding non-monetary assets and the effect of the initial monetary position gain or loss. The accumulated effect of holding non-monetary assets represents the difference between the specific values of non-monetary assets in excess of or below the increase attributable to general inflation as measured by the INPC and CPI.

i) Restatement of capital stock and retained earnings

Capital stock and retained earnings, for Mexican subsidiaries, are restated using the INPC from the respective dates such capital was contributed or net income generated to the date of the most recent balance sheet presented. Retained earnings for US subsidiaries are restated using the CPI.

j) Employee stock option plan

An employee stock option plan (see note 13b) was adopted in 1998. The Company is accounting for stock-based compensation using a fair value based method. Compensation cost is measured at the grant date based on the value of the stock option award and is recognized over the vesting period.

k) Transactions in foreign currency for Mexican subsidiaries

All transactions in foreign currency are translated at the exchange rate as of the date of such transactions. In accordance with the Third Amendment, to Bulletin B-10, such transactions are restated using the INPC. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate at the date of the financial statements. Exchange fluctuations are recorded in the statements of operations as part of the total financing cost.

l) Revenue recognition

Revenues and related costs are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with the shipment of products to costumers in satisfaction of orders.

m) Gain (loss) from monetary position

The gain (loss) from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total financing cost. For subsidiaries located in the US the result from monetary position is calculated using the CPI.

n) Income tax, tax on assets and profit sharing to workers

The Company applies the provisions of the Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit Sharing", issued by the IMCP. As required by this bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers' profit sharing for temporary differences between the financial and adjusted tax income, that are expected to reverse in the future. Additionally, tax on assets paid in excess of income tax payable is recognized as an asset to the extent it is recoverable.

o) Earnings per share

Earnings per share are computed by dividing income by the weighted average number of shares outstanding during each period. Diluted earnings per share is no presented for periods in which all common stock equivalents are anti-dilutive or periods in which the Company records a net loss from continuing operations.

p) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts in these consolidated financial statements and in the related disclosures. Actual results could differ from those estimated.

4. Discontinued operations

On July 3, 2002, Vitro sold its 51% interest in Vitromátic, S.A. de C.V (Vitromátic) the holding company of the subsidiaries who comprised the segment Acros - Whirlpool. Vitro sold its ownership in Vitromátic to Whirlpool Corporation, who owns the related remaining 49% interest, for $ 148.3 million. Such sale resulted in a gain of Ps. 463 which is presented in the consolidated statement of income in the line item "Income on disposal of discontinued operations."

The balance sheet and statements of income for all periods presented, have been restated to present the balances and results of Vitromátic as discontinued operations. The condensed balance sheet and income statements of Vitromátic are comprised as follows:

Condensed Balance sheet:
December 31, 2001
Cash and cash equivalents	Ps. 8
Trade receivables	668
Inventories	479
Other receivables	85
Current assets	1,240
Fixed assets	3,034
Other assets	212
Long-term assets	3,246
Total assets	Ps. 4,486

Trade payables	Ps. 965
Short-term borrowings	522
Other current liabilities	159
Current liabilities	1,646
Long-term debt	249
Other long-term liabilities	572
Long-term liabilities	821
Total liabilities	2,467
Stockholders' equity	2,019
Total liabilities and stockholders' equity	Ps. 4,486

Condensed income statements:

	Year ended December 31,		Period from January 1, to June 31, 2002 (unaudited)

	2000	2001
Net sales	Ps. 6,115	Ps. 6,306	Ps. 3,311
Cost of sales	4,877	5,213	2,772
Gross profit	1,238	1,093	539
General, administrative and selling expenses	588	598	304
Operating income	650	495	235
Financing cost and other	275	176	445
Income tax	164	130	(92)
Net income (loss)	Ps. 211	Ps. 189	Ps. (118)

5. Trade receivables

a) Trade receivables are recorded net of allowance for doubtful accounts of Ps. 43 and Ps. 62 at December 31, 2001 and 2002, respectively.

b) Sales of receivables.- The Company has entered into several factoring agreements to sell trade accounts receivable. In accordance with the terms of these agreements, the Company has the obligation to pay uncollected receivables, in the case of non-compliance of clients. The outstanding balance of receivables sold, which are deducted from the trade receivables balance, at December 31, 2001 and 2002 amounted to $ 93 million and $ 99 million. The Company periodically monitors collections to provide for any uncollectible account.

6. Inventories

Inventories are summarized as follows:

	December, 31
	2001	2002
Semi-finished and finished products	Ps. 2,497	Ps. 2,658
Raw materials	400	499
Packaging materials	89	86
	2,986	3,243
Spare parts	243	272
Refractory	51	95
Merchandise in transit	118	177
Other	25	22
	Ps. 3,423	Ps. 3,809

7. Land and buildings, and machinery and equipment

Land and buildings, and machinery and equipment are summarized as follows:

	December, 31
	2001	2002
Land	Ps. 3,517	Ps. 3,390
Buildings	10,947	10,211
Accumulated depreciation	5,051	4,889
	Ps. 9,413	Ps. 8,712
Machinery and equipment	Ps. 25,708	Ps. 25,655
Accumulated depreciation	16,323	16,693
	Ps. 9,385	Ps. 8,962

As mentioned in note 3 e), machinery and equipment purchased in a foreign country was restated using the CPI of such country.

8. Short-term borrowings

At December 31, 2001 and 2002, short-term borrowings denominated in Mexican pesos totaled Ps. 122 and Ps. 71, respectively, and short-term borrowings denominated in foreign currency (all of which are denominated in US dollars) totaled Ps. 3,085 and Ps. 3,105, respectively. During 2002, the Company weighted average rate for short-term borrowings in Mexican pesos was 9.45% and for short-term borrowings denominated in dollars was 4.28%.

9. Long-term debt

Long-term debt consists of the following:

	December 31,
	2001	2002
I. Foreign Subsidiaries (payable in US Dollars):
Secured debt, floating interest rate based on LIBOR plus a spread between 2.0% and 2.5%, principal payable in several installments through 2005.	Ps. 159	Ps. 167
Secured debt, fixed interest rate of 5.25%, principal payable in several installments through 2008.		90
Unsecured debt, floating interest rate based on LIBOR plus a spread of 1.6%, principal payable in 2003.	312	287
Unsecured debt, floating interest rate based on EURIBOR plus a spread of 2.54%, principal payable in several installments through 2010.		30

II. Mexican Subsidiaries (payable in US Dollars):
Secured debt, floating interest rate based on LIBOR plus a spread between 1.75% and 2.3%, principal payable in several installments through 2007.	2,836	2,323
Unsecured debt, floating interest rate based on LIBOR plus a spread between 1.5% and 2.5%, principal payable in several installments through 2008.	1,944	2,825
Unsecured debt, fixed interest rate of 11.50%, principal payable in several installments through 2009.		844(1)
11.375% guaranteed senior unsecured notes due in 2007.	4,022	2,415

III. Vitro and Mexican Subsidiaries (payable in Mexican Pesos):
Unsecured medium term notes, floating interest rate based on 182 day treasury bonds (CETES) plus a spread between of 2.4% and 3.26%, principal payable in 2004 and 2008.	328	1,670

IV. Vitro and Mexican Subsidiaries denominated in UDI's (investment units), payable in Mexican Pesos :
Unsecured debt, interest rate of 8.75%, principal payable in several installments through 2006.	229	174
Unsecured medium term notes, fixed interest rate between 9.0% and 10.0%, principal payable in 2002 and 2006.	1,370	1,037
Unsecured medium term notes, floating rate based on UDI's plus 1.75%, principal payable in 2004.	146	153
	11,346	12,015
Less current maturities	2,795	1,602
	Ps. 8,551	Ps. 10,413

(1) A portion of the net proceeds of the sale of the 2009 Senior Notes, in the amount of $39.1 million, were used to purchase 13.889% Credit Linked Notes issued by the CLN Issuer with an aggregate principal amount of $40 million. Under the terms of the 13.889% Credit Linked Notes, upon the occurrence of a Credit Event, which includes our bankruptcy or insolvency, noncompliance with the terms of our indebtedness which would permit the acceleration thereof, a default with respect to our indebtedness, a restructuring of our indebtedness or a repudiation of or moratorium with respect to payments of our indebtedness, whether by us or a governmental entity, the principal amount of the 13.889% Credit Linked Notes will be reduced pursuant to a formula based on the then current market price of the 11?% Guaranteed Notes. As a result, if a Credit Event occurs and we are not able to cure such Credit Event within the applicable period, we may lose the entire amount that we invested in the 13.889% Credit Linked Notes. As long as a Credit Event has not occurred, the CLN Issuer is generally required to redeem (i) the 13.889% Credit Linked Notes in four annual installments, beginning on May 7, 2003 and (ii) a pro rata portion of the 13.889% Credit Linked Notes at the time any portion of the 2009 Senior Notes is sold by CSFBI.

Concurrently with the issuance of the 2009 Senior Notes and the purchase of the 13.889% Credit Linked Notes, we entered into a swap agreement with CSFBI pursuant to which we agreed to make certain payments on April 30 of each year, beginning on April 30, 2003 and ending on April 30, 2006, to CSFBI calculated with respect to an original notional amount of $80 million if a proportional part of the 2009 Senior Notes have not been sold by CSFBI at that time and the market price of the 11?% Guaranteed Notes has declined from an initial benchmark price which is based on the price paid by CSFBI for the 2009 Senior Notes. In addition, under the swap agreement, CSFBI may require us to, at any time, make payments of all amounts that would be owed by us on all future payment dates if the market price of the 11?% Guaranteed Notes has declined to certain levels, with any such payments being reduced by payments we would be required to make on future payment dates. If certain Termination Events occur, which are similar to the Credit Events described above, CSFBI may terminate the swap agreement. In that event, we may owe CSFBI an amount calculated as described above with respect to declines in the market price of the 2009 Senior Notes for up to $40 million.

As of December 31, 2002, the interest rate of EURIBOR, CETES and LIBOR were 2.90%, 6.88% and 1.42%, respectively.

We reclassified short- term borrowings to long- term debt (see note 20).

The schedule of principal payments of long-term debt as of December 31, 2002 is as follows:

2004	Ps. 2,724
2005	1,009
2006	1,731
2007	2,708
2008	2,241
Ps. 10,413

Certain of the Company's long-term debt agreements contain restrictions and covenants that require the maintenance of various financial ratios. The Company has complied with the restrictions and covenants during 2002.

Debt of the Company totaling Ps. 2,822 is collateralized with fixed assets and trade receivables with a book value of Ps. 4,379 as of December 31, 2002.

The Company primarily uses interest rate swaps ("interest swaps"), foreign currency forward contracts ("forward contracts"), and currency swaps ("currency swaps") to manage its exposure to fluctuations in interest and foreign currency exchange rates. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various derivative transactions. It is the Company's policy not to enter into derivative financial instruments for speculative purposes.

The Company's Interest Swaps effectively convert a portion of its variable rate debt to fixed rate debt. Their forward contracts provide for the purchase of foreign currencies at specified future dates at specified exchange rates. Further, the Company's currency swaps effectively convert a portion of its UDI's denominated debt to dollars and then to mexican pesos denominated debt.

The following table summarizes the derivative financial instruments in place as of December 31, 2002:

Type of transaction	Commence-ment date	Termination date	Fixed interest rate	Variable interest rate	Notional amount	Interest rate cap	Contract currency	Foreign exchange rate
Interest swap	29-Jun-00	29-Jun-05	6.85%	Libor - reviewed each 6 months	20 million USD
Interest swap	30-Jun-01	30-Jun-06	5.20%	Libor - reviewed each 3 months	188 million USD
Interest cap	28-Nov-01	28-Nov-06			350 Million USD	5.9457%
Currency swap	24-Jan-01	12-Oct-06			155 million UDI's		Dollars
Currency swap	24-Jan-01	7-Jun-06			200 million UDI's		Dollars
Currency swap	25-Jan-01	12-Oct-04			50 million UDI's		Dollars
Currency swap	17-Apr-02	12-Oct-06			47 million USD		Pesos
Currency swap	17-Apr-02	7-Jun-06			61 million USD		Pesos
Currency swap	17-Apr-02	12-Oct-04			15 millon USD		Pesos
Forward contract	12-Aug-02	12-Aug-07			100 million USD		Pesos	11.61
Forward contract	29-Aug-02	12-Aug-07			100 million USD		Pesos	11.76

The effect in the income statement of the above mentioned transactions were:

	Income (expense)
	Year ended December 31,
	2001	2002
Interest swap	Ps. (32)	Ps. (151)
Forward contract		61
Currency swap	166	5
Net	Ps. 134	Ps. (85)

10. Pension plans and seniority premiums

The disclosures relating to the Company's pension plans and seniority premiums required by Bulletin D-3, issued by IMCP, calculated as described in note 3 g), together with certain actuarial assumptions utilized are presented below as of December 31, 2001 and 2002:

	December 31,
	2001	2002
Accumulated benefit obligation	Ps. 1,586	Ps. 1,684

Projected benefit obligation	Ps. 1,647	Ps. 1,759
Plan assets at fair value	(418)	(433)
Unrecognized net loss	(237)	(212)
Unrecognized transition obligation	(491)	(419)
Changes in assumptions and adjustments from experience	(286)	(515)
Projected net liability	Ps. 215	Ps. 180
Additional minimum liability	Ps. 964	Ps. 1,071
Net periodic cost (Ps. 245 for 2000)	210	214

At December 31, 2002, the plan assets presented above, included 39.2 million shares of Vitro.

Assumptions:

	December 31,
	2001	2002
Discount rate	5.0%	4.5%
Expected rate of return on plan assets	7.0%	6.0%
Rate of compensation increase	1.0%	1.0%

11. Commitments and contingencies

a) In October, 2000, several subsidiaries of Vitro, S.A. de C.V. which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15 year energy purchase agreement for approximately 110 MW ("Megawatts") of electricity with Tractebel Energía de Monterrey, S. de R..L. de C.V. ("Tractebel"). It is expected that Tractebel will commence commercial operations during February 2003.

b) The Company's consumption of natural gas during 2002 was approximately 24,000,000 of British Thermal Units ("MMBTUS"), of which, it had covered a total of 14,211,024 MMBTUS with fixed price purchased contracts as follows:

	% of coverage	MMBTUS
	over consumption	coverage price
Petroleos Mexicanos	42%	$4.00
Petroleos Mexicanos	17%	4.165

As of December 31, 2002, the Company maintains hedges on the price of natural gas for approximately 42% of its future planned consumption with Petróleos Mexicanos at a price of $ 4.00 dollar per MMBTUS.

As of February 7, 2003, the market price for MMBTUS was $ 5.435 dollars.

c) The Company has several non-cancellable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years 2000, 2001 and 2002 was Ps. 280, Ps. 340 and Ps. 386, respectively.

Future minimum lease payments under these agreements are as follows:

2003	Ps. 385
2004	377
2005	359
2006	365
2007	370

d) The Company is not a party, and none of its assets is subject, to any pending legal proceedings nor is the Company subject to any contingent liabilities, other than as described in note 11 e) and legal proceedings and contingent liabilities arising in the normal course of business and against which the Company is adequately insured or indemnified or which the Company believes are not material in the aggregate.

e) As part of Anchor's disposal in a transaction approved by the U.S. Bankruptcy Court, Vitro provided to the Pension Benefit Guaranty Corporation ("PBGC"), a United States governmental agency that guarantees pensions, a limited guarantee of Anchor's under funded pension liability. No payments would be made under the guarantee unless the PBGC terminated any of Anchor's pension plans, and the guarantee would be payable only to the extent the PBGC could not otherwise recover the under funded liabilities from the entity that purchased Anchor's assets. The amount of the guarantee was originally limited to $70 million. Under the guarantee, payments would not begin until August 1, 2002, and would then generally be payable in equal semiannual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guarantee would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guarantee would be reduced by $7 million semiannually until August 1, 2006, when the guarantee would expire if the plans did not terminate.

On April 15, 2002, Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On August 6, 2002, an amended plan of reorganization was confirmed, pursuant to which the Anchor pension plan was terminated and the obligations there under were assumed by the PBGC in exchange for cash, securities and a commitment of the new reorganized entity to make certain future payments. The actual date of the termination is not known. The PBGC may consider that this termination of the Anchor plan may give rise to claims against Vitro under the limited guarantee. There are various certain issues concerning any such possible claims and certain defenses that could be asserted by Vitro. It is not possible to estimate the amounts, if any, that would be paid with respect to such possible claims; however, the total payments required could not exceed $63 million under the terms of the guarantee payable in equal bi-annual installments through August 1, 2011. If the termination date was after July 31, 2002, then the maximum payments could not exceed $56 million payable in equal bi-annual installments through February 1, 2011. See Note 20.

12. Foreign currency operations

a) At December 31, 2002, the assets and liabilities denominated in foreign currency (other than Mexican pesos) of the Company's Mexican subsidiaries consist of the following:

	Millions of US Dollars	Millions of Mexican Pesos
Monetary assets	$132	Ps. 1,375
Inventories	29	298
Fixed assets	392	4,096
Monetary liabilities	987	10,302

b) Foreign operations of the Company's Mexican subsidiaries during 2002 consisted of the following:

	Millions of US Dollars	Millions of Mexican Pesos
Exports	$586	Ps. 5,993
Imports	318	3,170
Interest expense, net	113	1,135

c) The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2002 is the following:

	United States of America	Central and South America	Europe
Net sales	Ps. 7,730	Ps. 1,309	Ps. 867
Operating income	146	156	93
Total assets	2,413	2,786	1,257
Total liabilities	968	813	583

d) The exchange rates of the Mexican peso against the US dollar, used for purposes of the Company's consolidated financial statements at the following dates were:

December 31, 1999	Ps. 9.4986
December 31, 2000	9.6098
December 31, 2001	9.1695
December 31, 2002	10.4394

On February 7, 2003, the exchange rate was Ps. 10.8979 per one US dollar.

13. Stockholders' equity

a) At December 31, 2001 and 2002, the capital stock of the Company consisted of 324,000,000 ordinary, nominative, fully paid common shares, without par value.

b) The Company maintains an Employee Stock Option Plan established in March 1998 (the "Plan"). The Plan specifies amount of shares, time and initial exercise price, which is equal to the average closing price on the Mexican Stock Exchange of the common shares on the 20 days prior to the Grant Date, except for the options issued during 2000, 2001 and 2002, which were Ps. 11.00, Ps. 8.27 and Ps. 7.53, respectively. The vesting period of the options is 5 years and the life of such options is 10 years. At December 31, 2002, no options have been exercised.

The following table summarizes the activity relating to the Plan:

	1998	1999	2000	2001	2002
Options granted during the year	2,813,300	2,893,000	4,851,900	3,204,800	3,941,950
Options cancelled in 2002	618,820	594,500	583,000	62,000	39,600
Options outstanding at December 31, 2002	2,194,480	2,298,500	4,268,900	3,142,800	3,902,350
Exercisable options	822,250	1,357,500	1,377,525	891,975	0
Initial exercise price	Ps. 31.31	Ps. 14.88	Ps. 11.00	Ps. 8.27	Ps. 7.53
Weighted exercise price at December 31, 2002	34.82	17.48	11.00	8.27	7.53

During 2001 the Company repriced 940,950 of the options granted in 1998 to Ps. 13.00.

The closing price of the Company's shares on the Mexican Stock Exchange on December 31, 2002 was Ps. 8.02.

The exercise price of the options granted in 1998 and 1999 will be determined at the time such options are exercised by indexing the initial price using an indexing factor based on the cumulative performance of the Company's common shares relative to the cumulative performance of the Indice de Precios y Cotizaciones of the Mexican Stock Exchange; such indexing factor is subject to certain ceilings and floors. There is no indexing factor for the options granted in 2000, 2001 and 2002.

The estimated fair value of the options was made on the Grant Date using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	3.23%
Expected life in years	8
Price volatility	44.62%
Dividend Yield	0

Compensation cost charged against income for such plan was Ps. 23, Ps. 34 and Ps. 37 for 2000, 2001 and 2002, respectively.

c) As of December 31, 2001 and 2002 the treasury shares held by the Company were 50,294,020 and 47,979,489, respectively, which include the shares held by Stock Option Trust (see note 13b) which were 24,674,020 as of December 31, 2001 and 2002.

d) Stockholders' equity, except restated paid-in capital and tax retained earnings will be subject to a 35% dividend tax, payable by the Company in the event of distribution. Beginning 2003 such tax rate will be reduced by 1 percent each year through 2005 to 32%. The tax paid for such dividend can be credited against the income tax of the Company during the three years following the payment.

The balance of the stockholders' equity tax accounts, corresponding to the contributed capital account and the net consolidated tax income account, as of December 31, 2002 are Ps. 1,389 and Ps. 1,111, respectively.

e) Dividends declared and paid:

Stockholders' meeting date	Dividend Amount
	Nominal	Constant	Payment date
March 31, 2000	146	171	April, 2000
March 31, 2000	146	162	October, 2000
April 5, 2001	149	162	May, 2001
April 5, 2001	149		(1)
March 14, 2002	75	78	June, 2002

     (1) This dividend will be paid on a date to be determined by the Board of Directors.

f) Minority interest in consolidated subsidiaries consists of the following:

	December 31,
	2001	2002
Capital stock	Ps. 4,102	Ps. 2,094
Shortfall in restatement of capital	(4,378)	(2,657)
Retained earnings	3,425	3,093
Net income for the year	480	131
	Ps. 3,629	Ps. 2,661

g) Majority interest stockholders' equity consists of the following:

	December 31, 2002
	Nominal Value	Restatement	Restated Value
Capital stock	Ps. 324	Ps. 5,878	Ps. 6,202
Treasury stock	(303)	(211)	(514)
Paid-in capital	(121)	1,036	915
Shortfall in restatement of capital		(16,996)	(16,996)
Cumulative effect of deferred taxes	(1,259)	(225)	(1,484)
Minimum pension liability adjustment	(298)		(298)
Retained earnings	(2,395)	20,507	18,112
	Ps. (4,052)	Ps. 9,989	Ps. 5,937

h) At December 31, 2002, stockholders equity includes Ps. 3,615 of retained earnings and other undistributed capital items of the subsidiaries.

i) Comprehensive income (loss) that is reflected in the accompanying statements of Stockholders´ Equity, represents the net result of the Company's performance each financial year, and consists of net income of each year plus other items of comprehensive income of the same period, which in accordance with the Mexican GAAP are reflected directly in Stockholders´ Equity, without affecting the income statement. The other items of comprehensive income consist of the result of holding non-monetary assets and the minimum pension liability adjustment. In addition, in 2000 the comprehensive loss includes the cumulative effect of deferred income tax of Ps. 1,484 in majority interest and Ps. 1,125 in minority interest. Consequently, comprehensive income of 2001 and 2002, is not comparable with 2000.

14. Total financing cost

Following is a disclosure of the most important items that are included in total financing cost:

	Year ended December 31,
	2000	2001	2002
Interest expense on debt denominated in dollars	Ps. 1,252	Ps. 1,308	Ps. 1,157
Interest expense on debt denominated in pesos	432	165	69
Interest expense on debt denominated in UDI's	188	50	34
Restatement of UDI's	164	27	9
Interest income	(25)	(28)	(57)
Exchange loss (gain), net	111	(578)	1,544
Gain from monetary position	(1,303)	(653)	(778)
Other financial expenses	254	320	281
Total financing cost	Ps. 1,073	Ps. 611	Ps. 2,259

15. Other expense, net

Following is the analysis of other expenses, net:

	Year ended December 31,
	2000	2001	2002
Restructuring charges	Ps. 139	Ps. 302	Ps. 94
Write-off and loss from sale of fixed assets	284	375	409
(Gain) loss from sale of subsidiaries and associated companies	(60)	124	(65)
Disposition of Manufacturas, Ensamblajes y Fundiciones, S. de R.L. de C.V. (see note 18 b)	76
Other	(3)	16	(22)
	Ps. 436	Ps. 817	Ps. 416

During 2000, 2001 and 2002 the Company downsized its corporate services at headquarters and certain business units, which resulted in a charge of Ps. 139, Ps. 302 and Ps. 94, respectively.

16. Tax loss carryforwards

At December 31, 2002, the tax loss carryforwards, the asset tax to be recovered and the capital losses that can be amortized against capital gains consist of the following:

	Tax loss carryforwards		Asset Tax
Expiration Year	Majority Interest	Minority Interest	Majority Interest	Minority Interest	Capital Losses
2004	Ps.	Ps.	Ps. 185	Ps.	Ps. 2,086
2005	281
2006					537
2007	1,741				1,128
2008	4,586	12	172
2009	64	5
2010	463	129
2011	209	33
2012	1,133	170
	Ps. 8,477	Ps. 349	Ps. 357	Ps.	Ps. 3,751

17. Income tax , workers' profit sharing and asset tax

a) The Company is subject to income tax and tax on assets for consolidation purposes in the proportion of the number of the subsidiary's voting shares that Vitro owns. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which the Company owns of its subsidiaries during the year. The taxable income of the subsidiaries are consolidated at 60% of the mentioned proportion. The monthly tax advances to Secretaría de Hacienda y Credito Publico of Vitro as well as its subsidiaries, are made as if they have not elected tax consolidation.

b) The income tax and workers' profit sharing included in the Company's results are:

	Year ended December 31,
	2000	2001	2002
Income tax:
Current	Ps. 478	Ps. 280	Ps. 399
Deferred	90	56	(869)
	568	336	(470)
Asset tax	13		(8)
	Ps. 581	Ps. 336	Ps. (478)

	Year ended December 31,
	2000	2001	2002
Workers' profit sharing:
Current	Ps. 173	Ps. 48	Ps. 46
Deferred	151	48	1
	Ps. 324	Ps. 96	Ps. 47

Deferred tax assets (liabilities) presented on the balance sheets consist of the following:

	December 31,
	2001	2002
Assets:
Accounts receivable	Ps. 187	Ps. 110
Tax benefit from the future deduction of inventories held on December 31, 1986	156	81
Reserve for seniority premiums and pensions	496	430
Tax loss carryforwards	2,452	2,835
Exchange fluctuations	(40)	14
Asset tax	392	357
	3,643	3,827

Liabilities:
Inventories	968	794
Fixed assets	3,698	3,247
Other	389	336
	5,055	4,377
Net liabilities	Ps. 1,412	Ps. 550

c) The income tax rate is 35%. In accordance with the new income tax law, which became effective on January 1, 2002, the income tax rate will be reduced annually by 1% beginning 2003 through 2005. The effect of this decrease in the income tax rate was recorded effective January 1, 2002 and was a decrease in net long-term liabilities and an increase in net income of Ps. 36. Following is a reconciliation between the Company's effective income tax rate and the statutory rate:

	Year ended December 31,
	2000	2001	2002
Effective income tax rate	36.4%	37.9%	69.4%
Asset tax included as income tax			(1.2)
Loss on sale of subsidiaries		5.6	1.0
Difference between tax and accounting basis for monetary gain	(0.6)	(1.9)	(8.9)
Loss from foreign companies and minority interest	(0.2)	(3.6)	(14.0)
Effect of change in the income tax rate			(5.1)
Other	(0.6)	(3.0)	(6.2)
Statutory income tax rate	35.0%	35.0%	35.0%

d) Changes in stockholders' equity in shortfall in restatement of capital and minimum pension liability adjustment are presented net of deferred tax effect as follows:

	Year ended December 31,
	2000	2001	2002
Shortfall in restatement of capital	Ps. 108	Ps. 172	Ps. (108)
Minimum pension liability adjustment	13	17	59
	Ps. 121	Ps. 189	Ps. (49)

18. Business acquisitions and dispositions

a) Acquisition of Harding Glass Inc.- In April 2000, VVP America consummated the acquisition of substantially all of the assets of Harding Glass, Inc., for an amount of $ 31.4 million. With the acquisition of Harding, VVP America incorporated into its operations 5 distribution centers and 118 retail stores located throughout the United States. Harding is one of the leading distributors of glass products for automotive and construction markets.

b) Disposition of Manufacturas, Ensamblajes y Fundiciones, S. de R. L. de C.V.- On August 10, 2000 Vitro and GE México, S.A. de C.V. a subsidiary of General Electric Company, a U.S. Corporation, decided to terminate their Joint Venture Agreement which in 1997 resulted in the creation of Manufacturas, Ensamblajes y Fundiciones, S. de R.L. de C.V. The termination of the joint venture was subject to compliance with certain requirements imposed by both parties. Those requirements were completed in January 2001, resulting in the closing of such facility. A loss of Ps. 76 was recognized in 2000 and is included in Other expense, net.

c) Sale of Regioplast, S.A. de C.V.- On May 21, 2001, Vitro sold its 50% interest in Regioplast, S.A. de C.V. to Owens Illinois Inc., former partner of Vitro in such company, for an amount of $ 8.0 million. A loss of Ps. 86 was realized as a result of this transaction and is included in Other expense, net.

d) Acquisition of Cristalglass Vidrio Aislante, S.A. - On May 4, 2001 the Company acquired 60 percent of the outstanding shares of Spain's Cristalglass Vidrio Aislante, S.A., holding company of Group Cristalglass. Cristalglass fabricates, distributes and sells flat glass for the construction industry. The company employs over 300 people. Annual sales are approximately $ 60 million.

e) Ampolletas- On April 15, 2002 the Company sold to Gerresheimer Glas AG, its 51% interest in Ampolletas, S.A. for consideration that includes cash, the assumption of debt and the assignment of certain receivables, that altogether amount to approximately $ 21 million.

f) Vitromatic - On July 3, 2002, Vitro sold its interest in Vitromatic (see note 4).

19. Business segment data

The accounting policies of the segments are the same as those described in notes 2 and 3. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Vitro's reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

The Company has three reportable segments: Glass Containers, Flat Glass and Glassware. On July 3, 2002, Vitro sold its interest in the segment Acros - Whirlpool (see note 4). The principal products of each of the segments are summarized below:

Segment	Principal products
Glass Containers	Glass containers, sodium carbonate, borosilicate glass, capital goods, aluminum cans, precision components and molds for glass industry
Flat Glass	Flat glass for the construction and automotive industries and Fiberglass
Glassware	Glassware for table and kitchen use, and plastic disposable thermo fold ware

The segment data presented below does not include discontinued operations for any of the periods presented.

	Glass Containers	Flat Glass	Glassware	Corporate and other	Consolidated
December 31, 2000:
Net sales	Ps. 10,258	Ps. 11,624	Ps. 3,187	Ps. 132	Ps. 25,201
Interdivisional sales	52	102	42		196
Consolidated net sales	10,206	11,522	3,145	132	25,005
Operating income	1,165	1,779	546	(385)	3,105
Assets	15,368	11,464	3,965	159	30,956
Capital expenditures	407	364	163	18	952
Depreciation and amortization	1,019	619	241	69	1,948
Goodwill		345			345

December 31, 2001:
Net sales	Ps. 9,997	Ps. 11,753	Ps. 2,776	Ps. 79	Ps. 24,605
Interdivisional sales	64	94	41		199
Consolidated net sales	9,933	11,659	2,735	79	24,406
Operating income	932	1,346	346	(309)	2,315
Assets	13,380	11,254	3,390	1,141	29,165
Capital expenditures	314	406	91	37	848
Depreciation and amortization	975	616	251	87	1,929
Goodwill		724			724

December 31, 2002:
Net sales	Ps. 10,012	Ps. 11,380	Ps. 2,618	Ps. 117	Ps. 24,127
Interdivisional sales	69	107	29		205
Consolidated net sales	9,943	11,273	2,589	117	23,922
Operating income	1,188	845	260	(307)	1,986
Assets	12,969	11,467	3,200	2,380	30,016
Capital expenditures	589	283	125	21	1,018
Depreciation and amortization	893	656	264	95	1,908
Goodwill		748			748

Export sales from México, substantially all of which are denominated in US dollars, are mainly to the United States and Canada and were as follows (in million of US dollars):

Year ended December 31,
2000	2001	2002
$ 608	$ 589	$ 586

Certain geographic information about the Company's operations and assets is summarized as follows:

	Year ended December 31,
	2000	2001	2002
Net sales (1) to customers in:
Mexico	Ps. 12,668	Ps. 11,687	Ps. 11,319
All foreign countries, mainly the United States and Canada	12,337	12,719	12,603
Consolidated	Ps. 25,005	Ps. 24,406	Ps. 23,922

Consolidated net sales to any single external customer did not equal 10% or more of Vitro's total consolidated net sales.

	December 31,
	2000	2001	2002
Land and buildings, machinery and equipment, and construction in progress:
Mexico	Ps. 19,016	Ps. 17,413	Ps. 16,466
All foreign countries, mainly Central and South America and the United States	1,889	1,994	2,024
Consolidated	Ps. 20,905	Ps. 19,407	Ps. 18,490

20. Subsequent events

a) On February 27, 2003, the Company signed a Syndicated Facility for $ 201 million through its subsidiary Vitro Plan, S.A. de C.V. Accordingly, we reclassified short- term borrowings to long- term debt in the amount of $ 80 million.

b) On June 20, 2003, the Company received a letter from the PBGC, noting that the Anchor Plan was terminated effective as of July 31, 2002, and demanding payments pursuant to the limited guaranty of $7 million on or before August 1, 2003 and of $3.5 million semi-annually through August 1, 2011. There are various issues concerning any demand and certain defenses that could be asserted by Vitro. It is not possible to estimate the amounts that will ultimately be paid in response to such demand; however, the total payments required could not exceed $63 million under the guaranty.

21. Differences between Mexican and United States accounting principles

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended (see note 3), whereas financial statements prepared under US GAAP are presented on a historical basis. However, the following reconciliation to US GAAP does not include the reversal of the adjustments required under Bulletin B-10, as amended, with the exceptions of the adjustment required by the fifth amendment to Bulletin B-10 discussed in note 21h) and the restatement of prior years' balances mentioned in note 21i). The application of Bulletin B-10, as amended, represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The other principal differences between Mexican GAAP and US GAAP and the effect on consolidated net income and consolidated stockholders' equity are presented below:

Reconciliation of Net income (loss):

	Year ended December 31,			Millions of US Dollars (Convenience Translation) Year Ended December 31,
	2000	2001	2002	2002
Net income (loss) of majority interest as reported under Mexican GAAP	Ps. 377	Ps. 164	Ps. (44)	$ (4)

Deferred income tax *	295	82	(119)	(11)
Reduction of depreciation expense related to negative goodwill	(13)	35	30	3

Depreciation of the effect of applying the Fifth Amendment	(157)	(188)	(202)	(19)
Workers' profit sharing *	(43)	344	37	3
Pre-operating expenses	25	16
Capitalized interest	(7)	(6)	(7)	(1)
Goodwill amortization			41	4
Fair value of derivative financial instruments			(176)	(17)
Effect of applying Bulletin B-15	(3)	(22)
Discontinued operations	2	22	(251)	(24)
Effect of the above adjustments on net income of minority interest	183	(60)	164	16

TOTAL US GAAP adjustments	282	223	(483)	(46)

Net income (loss) under US GAAP	Ps. 659	Ps. 387	Ps. (527)	$ (50)

* Net of monetary gain

Reconciliation of Stockholders' Equity:

	Year ended December 31,			Millions of US Dollars (Convenience Translation) Year Ended December 31,
	2000	2001	2002	2002
Total stockholders' equity reported under Mexican GAAP	Ps. 10,271	Ps. 9,711	Ps. 8,598	$ 824

Less minority interest included as stockholders' equity under Mexican GAAP	(3,493)	(3,629)	(2,661)	(255)

Majority interest stockholders' equity under Mexican GAAP	6,778	6,082	5,937	569
US GAAP adjustments:
Deferred income tax:
Effect on retained earnings	(33)	69	(51)	(5)
Effect on excess (shortfall) in restatement of capital	(606)	(801)	(622)	(60)
Reversal of negative goodwill	(4,492)	(4,492)	(4,492)	(430)
Reversal of the accumulated depreciation related to negative goodwill	4,265	4,300	4,330	415
Workers' profit sharing	(453)	(86)	(58)	(6)
Preoperating expenses	(16)
Capitalized interest	99	90	83	8
Goodwill amortization			41	4
Effect of applying the Fifth Amendment	1,535	1,711	1,144	110
Effect of applying Bulletin B-15	(50)	(233)
Fair value of derivative financial instruments		144	(176)	(17)
Income on disposal of discontinued operations			(251)	(24)
Effect of the above adjustments in stockholders' equity of minority interest	(159)	(288)	(66)	(6)

Total US GAAP adjustments	90	414	(118)	(11)

Total stockholders' equity under US GAAP	Ps. 6,868	Ps.6,496	Ps.5,819	$ 558

a) Minority interest

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For US GAAP purposes, the minority interest is not included in stockholders' equity.

b) Provision for deferred income tax

The Company applies the provisions of the Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit Sharing", issued by the IMCP (see notes 3n and 17). As required by this bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers' profit sharing for temporary differences between the financial and adjusted tax income that are expected to reverse in the future. Additionally, the tax on assets paid is recognized as an asset to the extent it is determined recoverable. For U.S. GAAP purposes, the Company has applied Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" for all periods presented.

Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carry forwards. Deferred tax assets are reduced by any tax benefits that are not expected to be realized.

The significant components of deferred tax assets and liabilities, net of discontinued operations, which differ for US GAAP from deferred tax assets and liabilities calculated under Mexican GAAP, are presented as follows:

	December 31,	December 31,
	2001	2002
DEFERRED TAX ASSETS AND LIABILITIES
NONCURRENT:
Assets
Reversal of negative goodwill	Ps. 67	Ps. 53
NOL and tax on assets carryforwards	410	78	(1)
Capital losses	1,571	1,221	(1)
Liabilities
Fair value of derivative financial instruments	(51)	60
Buildings and machinery and equipment	(473)	(243)
Stockholders' equity	(119)	(390)
Other	(21)	(17)
Net deferred assets	1,384	762
VALUATION ALLOWANCE	(1,981)	(1,299)	(1)
Net deferred tax liability	Ps. (597)	Ps. (537)

(1) The valuation allowance at December 31, 2001 and 2002 of Ps. 1,981 and Ps. 1,299, respectively, includes Ps. 1,571 and Ps. 1,221, respectively, related to capital losses and Ps. 410 and Ps. 78, respectively, related to NOL and tax on assets carryforwards.

c) Negative goodwill and reduction in depreciation expense

The Company records as a component of the consolidated statements of operations the amortization of the excess of book value over cost of certain acquisitions (negative goodwill). The period of amortization for negative goodwill is 18 months. Under US GAAP, such excess is recorded as a reduction of fixed assets, and depreciation expense is reduced accordingly over the life of the related assets.

d) Workers' profit sharing

In accordance with Mexican GAAP the Company determines the provision of workers' profit sharing with the partial accrual method (Bulletin D-4). For US GAAP purposes the Company accrues for workers' profit sharing based on a liability approach similar to accounting for income taxes under SFAS 109. If the methodology of SFAS 109 had been used for the year ended December 31, 2002, the cumulative effect in the results of the Company would have been an expense of Ps. 108 and a debit to excess (shortfall) in restatement of capital in the amount of Ps. 470. From these amounts the effect in the results for the years 2000, 2001 and 2002 would have been an increase (decrease) in the amount of Ps. 26, Ps. (129) and Ps.106, respectively.

e) Pre-operating expenses

Pre-operating expenses, which have been deferred under Mexican GAAP, are charged to expense as incurred under US GAAP.

f) Capitalized interest

In prior years, the Company has not capitalized interest under Mexican GAAP. Beginning in 1999, certain interest on additions to buildings and machinery and equipment was capitalized as is required under US GAAP. Consequently, the related differences in depreciation on such amounts included in buildings and machinery and equipment are presented in the reconciliation of net income for the years ended December 31, 2000, 2001 and 2002.

g) Goodwill and Other Intangible Assets

Under Mexican GAAP, goodwill is amortized over a straight line basis over 20 years. Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually and written-down with a charge to operations when the carrying amount exceeds the estimated fair value. The cost of intangible assets with determinable useful lives continues to be amortized over the useful lives of the assets. In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test and found no impairment. The Company also reviewed the classification of its intangible assets and determined there were no other intangible assets with indefinite lives, requiring reclassification. The Company performed their annual impairment test at December 31, 2002 and found no impairment. The effect of ceasing amortization of goodwill increased after-tax net income by approximately Ps. 41 in the year ended December 31, 2002.

A reconciliation of previously reported net income and net income per share to the amounts adjusted to exclude amortization of goodwill net of the related income tax effect, is as follows:

	2000	2001	2002
Reported net income (loss)	Ps. 659	Ps. 387	Ps. (527)
Add back: goodwill amortization	18	30
Adjusted net income (loss)	Ps. 677	Ps. 417	Ps. (527)

Basic and diluted earnings per share	Ps. 2.37	Ps. 1.35	Ps. (1.91)
Add back: goodwill amortization per share	0.06	0.11
Adjusted net income (loss) per share	Ps. 2.43	Ps. 1.46	Ps. (1.91)

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 are as follows:

Balance as of January 1, 2001	Ps. 298
Goodwill acquired	381
Amortization	(30)
Changes for effects of inflation	14
Balance as of December 31, 2001	663
Goodwill acquired	10
Changes for effects of inflation	115
Balance as of December 31, 2002	Ps. 788

h) Effect of applying the Fifth Amendment to Bulletin B-10.

As discussed in note 3e), under Mexican GAAP the Fifth Amendment to Bulletin B-10 requires the restatement of machinery and equipment purchased in a foreign country using the consumer price index of the country of origin. For US GAAP purposes, such restatement is based on the INPC.

i) Effect of applying Bulletin B-15.

In 1997, the IMCP issued Bulletin B-15 which specifies procedures to be applied in the consolidation of foreign subsidiaries by Mexican companies for (i) current year amounts and (ii) prior year amounts, presented for comparative purposes. Vitro's accounting policies for the consolidation of its foreign subsidiaries are described in notes 2b) and 3a). Such policies conform to the requirements of Bulletin B-15.

The staff of the SEC has agreed that the methodology of Bulletin B-15 to translate the current year amounts for foreign operations will not result in a difference between Mexican GAAP and US GAAP which must be reconciled in order to comply with the rules of the SEC.

There are two methods allowed under Bulletin B-15 to restate prior years amounts for foreign subsidiaries. Vitro uses the method which reconsolidates prior years' balances by restating foreign subsidiaries (in Vitro's case, principally US subsidiaries) using the current inflation rate in the foreign country and translating into pesos using the year end exchange rate. The staff of the SEC has stated that the methodologies of Bulletin B-15 used to restate prior years' balances for comparative purposes do not conform to the requirements of SEC Rule 3-20e of Regulation S-X which requires all amounts in financial statements to be presented in the same reporting currency. Accordingly, in filings with the SEC, the staff requires an adjustment for the difference in methodologies of restating prior year balances. These amounts ( Ps. (3) and Ps. (22) in 2000 and 2001, respectively, in the reconciliation of net income; and Ps. (50) and Ps. (233) in 2000 and 2001, respectively, in the reconciliation of stockholders' equity) represent the differences between (i) the balance if all amounts were adjusted by the Mexican inflation rate, and (ii) the balance used in the primary financial statements to comply with Bulletin B-15.

j) Fair value of derivative financial instruments

Under Mexican GAAP, derivative instruments that are considered as a hedge from an accounting perspective, are valued using the same criteria of valuation of the assets or liabilities hedged and the effect of such valuation is recognized in net income. Under U.S. GAAP, the Company's derivative instruments are accounted for as defined by Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that each derivative be stated in the balance sheet at its fair value with gains and losses reflected in the income statement, except to the extent the derivative qualifies for hedge accounting. Derivatives that do qualify for hedge accounting, under SFAS No. 133, should be recorded where the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. SFAS No. 133 further provides specific criteria necessary for a derivative to qualify for hedge accounting and requires the discontinuance, on a prospective basis, of the accounting of the effective portion recorded in other comprehensive income for an existing hedge if the designation of the cash flow hedge is removed. Derivatives entered into by the Company in 2002 do not qualify for hedge accounting, as defined by SFAS No. 133. Additionally, the Company removed the designation of a cash flow hedge of those derivatives entered into in 2001 and, thus, has discontinued, on a prospective basis, the accounting of the effective portion recorded in other comprehensive income. The effect of the above at December 31, 2001 and 2002, respectively, was an increase in comprehensive income in the amount of Ps. 94 and a decrease in net income of Ps. 130. Within the next 12 months, the Company does not anticipate that any amounts will be reclassified out of other comprehensive earnings and into earnings.

k) Discontinued operations

The basis of the assets and liabilities of Vitromatic under US GAAP at the time of the sale in 2002 was different from the basis of such assets and liabilities under Mexican GAAP; accordingly, in 2002 the gain recorded on disposal of discontinued operations under US GAAP differs from that under Mexican GAAP.

l) Other differences and supplemental US GAAP disclosures

1. Pension disclosures.- The Company maintains defined benefit pension plans for all of its subsidiaries and seniority premium plans for all of its Mexican subsidiaries. For the Mexican companies, the Company adopted Bulletin D-3 issued by the IMCP. The accounting treatment for pensions set forth in this Bulletin are substantially the same as those set forth in Statement of Financial Accounting Standards No. 87 "Employer's Accounting for Pensions" ("SFAS 87"). The Company records the pension cost determined by actuarial computations, as described in notes 3g) and 10. Significant assumptions (weighted average rates) used in determining net periodic pension cost and related pension obligations for the benefit plans for 2001 and 2002 are also described in note 10.

For purposes of determining the cost of pensions and seniority premiums under US GAAP, the Company applies SFAS 87. The additional pension disclosures under Statement of Financial Accounting Standards No. 132 "Employers Disclosures about Pensions and Other Post-retirement Benefits" ("SFAS 132") which are applicable to the Company, net of discontinued operations, are presented below.

	2001	2002
Change in benefit obligation:
Benefit obligation at beginning of year	Ps. 1,682	Ps. 1,807
Service cost	47	50
Interest cost	79	77
Benefits paid	(161)	(175)
Benefit obligation at end of year	1,647	1,759

Changes in plan assets:
Fair value of plan assets at beginning of year	538	393
Contribution of cash and securities	20	180
Return on plan assets	32	27
Benefits paid	(172)	(167)
Fair value of plan assets at end of year (1)	418	433

Funded status:	1,229	1,326
Unrecognized actuarial loss	(286)	(515)
Unrecognized prior service costs	(728)	(631)
Net amount recognized	Ps. 215	Ps. 180

Amounts recognized in the consolidated balance sheet consists of:	Ps. 1,179	Ps. 1,251
Accrued benefit liability	(701)	(609)
Intangible asset	(263)	(462)
Accumulated other comprehensive income	Ps. 215	Ps. 180

(1) Includes approximately Ps. 314 as of December 31, 2002, Vitro common shares (39,150,000 shares at market value as of December 31, 2002).

Pension and seniority premium costs for 2000, 2001 and 2002 are summarized below:

	Year ended December 31,
	2000	2001	2002
Service costs	Ps. 43	Ps. 47	Ps. 50
Interest cost	73	79	77
Return on plan assets	(1)	(32)	(27)
Net amortization and deferral	131	116	114

Net periodic cost	Ps. 246	Ps. 210	Ps. 214

2. Proportionate consolidation method.- The subsidiary Vitro-American National Can, S.A. de C.V. (Vancan) is a joint venture in which the Company has 50% interest and shares the control of the subsidiary with the other partner, Rexam. Under Mexican GAAP this company is consolidated using the proportionate method. Under US GAAP, the Company's investment in and its interest in the net income of Vancan is recorded based on the equity method.

Summary information of the Company's 50% interest is as follows:

	As of and for the year ended
	December 31,
	2001	2002
Current assets	Ps. 150	Ps. 159
Total assets	402	395
Total liabilities	177	152
Stockholders' equity	225	243
Net sales	326	336
Net income	13	11

Cash flow information-net cash provided by:
Operating activities	51	(7)
Financing activities	(30)	(9)
Investing activities	(8)	(2)

Under US GAAP, the Company's investment in Vancan at December 31, 2001 and 2002 is Ps. 225 and Ps. 243, respectively.

3. Weighted average interest rates.- The weighted average interest rates on short-term borrowings outstanding as of December 31, 2000, 2001 and 2002 were approximately 8.4%, 6.2% and 4.3%, respectively.

4. Fair value of financial instruments.- Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires disclosure of the estimated fair values of certain financial instruments. The carrying amounts and estimated fair values of the Company's significant financial instruments were as follows:

	December 31,		December 31,
	2001		2002
	Carrying Amount (Mexican GAAP)	Fair Value	Carrying Amount (Mexican GAAP)	Fair Value
Liabilities:
Short-term borrowings	3,207	3,207	3,176	3,176
Long-term debt (1)	11,346	10,866	12,015	11,895
Derivative instruments:
Interest swaps	-	(45)	-	(328)
Foreign currency forward contracts	1,517	1,328	3,723	3,571

(1) Includes current portion of long-term debt.

The fair value of short-term borrowings approximate their carrying value due to their short maturities. The fair value of the U.S. (dollar denominated) publicly traded long-term debt was Ps. 3,542 and Ps. 1,967 as of December 31, 2001 and 2002, respectively, and its related book value was Ps. 4,022 and Ps. 2,415, respectively. The fair value of the UDI's denominated debt was Ps. 1,692 as of December 31, 2002 and its related book value was Ps. 1,364. The fair value of the remaining long-term debt closely approximates its book value of Ps. 7,324 and Ps. 8,236 as of December 31, 2001 and 2002, respectively.

The fair value of long-term investments and long-term debt was determined using available quoted market prices or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value information presented herein is based on information available to management as of December 31, 2001 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, the current estimates of fair value may differ significantly from the amounts presented herein.

5. Classification of worker's profit sharing.- In a US GAAP statement of operations, worker's profit sharing expense would be classified as an operating expense.

6. Net sales and operating income.- The use of the proportionate consolidation method for Vancan under Mexican GAAP as discussed under 21l (2) above, results in differences in net sales and operating income as reported under Mexican GAAP and US GAAP, but does not effect net income.

7. Earnings per common share in accordance with US GAAP.- Earnings per share in accordance with US GAAP are based on the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") and are calculated using the weighted average number of common shares outstanding during each period. The stock options granted under the Company's Plan (see note 13b) were not dilutive during 2000, 2001 and 2002, as the average market price per share of the Company's common stock during the period was less than the exercise price per share of the options and due to the net loss recorded in 2002. The Company has no other potentially dilutive securities. Basic earnings per share are based upon, 278,402,173, 286,078,897 and 275,441,504 weighted average shares outstanding for 2000, 2001 and 2002, respectively.

Earnings (loss) per common share computed in accordance with US GAAP are presented below:

	Year ended December 31,
	2000	2001	2002
Earnings (loss) per share.- Basic and diluted earnings (loss)before discontinued operations	Ps. 1.6	Ps. 0.62	Ps. (2.25)
Discontinued operations	0.77	0.73	0.34
Earnings (loss) per common share	Ps. 2.37	Ps. 1.35	Ps. (1.91)

8. Comprehensive income.- Under US GAAP, Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for reporting and display of comprehensive income and its components. Vitro's only items of other comprehensive income are loss from holding non- monetary assets, unrealized gain (loss) on long-term investments and minimum pension liability adjustments.

See note 21m), for Consolidated Financial Statements on a US GAAP basis, which reflects the provisions of SFAS 130.

Additional required disclosures under SFAS 130 are as follows:

Disclosure of accumulated other comprehensive income balances:

	Loss from Holding Non-monetary Assets	Minimum Pension Liability Adjustment	Fair Value of Financial Instruments
Balance at December 31, 2000	Ps. (16,228)	Ps. (161)	Ps.
Bulletin B-15 effect	(779)
Change for the year	(209)	(30)	94

Balance at December 31, 2001	(17,216)	(191)	94
Bulletin B-15 effect	227
Change for the year	355	(107)	(94)
Balance at December 31, 2002	Ps. (16,634)	Ps. (298)	Ps. 0

There were no reclassification adjustments for any of the periods presented.

9. Employee stock option plan. - The Plan (see note 13b) was adopted in 1998. The Company applies SFAS 123 in accounting for its Plan under both Mexican GAAP and US GAAP. The disclosures required under US GAAP are included in note 13b).

10. Restrictions which limit the payment of dividends by the registrant. - The Company derives substantially all of its operating income from advances, fees, interest and dividends paid to the Company by its subsidiaries. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to the Company's indebtedness, the Company relies on income from advances, fees, interest and dividends from its' subsidiaries, as well as income from the disposition of one or more of its subsidiaries, interests therein or assets thereof. Therefore, the Company's subsidiaries' ability to pay such dividends or make such distributions are subject to (i) such subsidiaries having net income and the requisite amount of paid-in capital under Mexican law, (ii) such subsidiaries' shareholders (including the Company's joint venture partners) having approved the payment of such dividends at the annual shareholders' meeting and (iii) applicable laws and, in certain circumstances, restrictions contained in joint venture agreements and debt instruments. At December 31, 2002, the amount of restricted retained earnings of the Company's consolidated subsidiaries amounted to Ps. 2,579.

11. New accounting pronouncements. - In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for the Company beginning in 2003. The Company plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Management is currently evaluating the effects of adopting SFAS No. 143, but believes it will not have a material effect on the Company's results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, "Reporting the Results of Operations-Discontinued Events and Extraordinary Items". The amendment of SFAS No. 13, "Accounting for Leases", eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. The Company plans to adopt this new standard in 2003. Management is currently evaluating the effects of adopting SFAS No. 145, but believes it will not have a material effect on the Company's results of operations and financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities." SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. Management is currently evaluating the effects of adopting SFAS No. 146, but believes it will not have a material effect on the Company's results of operations and financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company has disclosed the guarantees subject to FIN 45 relating to the PBGC guarantee at note 11e).

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". This interpretation of Accounting Research Bulletin No. 51 "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not believe the adoption of this interpretation will have a material impact on its financial position or results of operations.

In April 2003 the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This Statement requires that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. Management is currently evaluating the effects of SFAS 149, but believes it will not have a material effect on the Company's results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers 1.) mandatorily redeemable instruments, 2.) forward contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets, and 3.) certain other financial instruments that include obligations. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and pre-existing instruments effective at the beginning of the first interim period beginning after June 15, 2003. Management is currently evaluating the effects of SFAS 150, but believes it will not have a material effect on the Company's results of operations and financial position.

m) Summarized comparative consolidated financial statements - U.S. GAAP

CONDENSED CONSOLIDATED BALANCE SHEETS
US GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2002)

	2001	2002
ASSETS
Cash and cash equivalents	Ps. 1,029	Ps. 2,224
Trade receivables, net of allowance for doubtful accounts of Ps. 43 and Ps. 62	1,646	1,977
Other receivables	1,000	1,028
Inventories	3,252	3,745
Discontinued operations	1,237

Current assets	8,164	8,974

Long-term investments	605	590
Investment in associated companies	224	386
Land and buildings	9,311	8,708
Machinery and equipment	10,300	9,296
Construction in progress	607	812
Excess of cost over fair value of net assets acquired, net of accumulated amortization of Ps. 122	663	788
Intangible pension assets	701	609
Other assets	525	441
Discontinued operations	3,634

Total assets	Ps. 34,734	Ps. 30,604

LIABILITIES
Short-term borrowings	Ps. 2,480	Ps. 3,176
Current portion of long-term debt	3,499	1,549
Trade payables	2,427	2,235
Accrued expenses payable	632	674
Deferred taxes	680	672
Other current liabilities	955	1,302
Discontinued operations	1,788
Current liabilities	12,461	9,608
Long-term debt	8,463	10,412
Seniority premiums, pensions and other
long-term liabilities	1,329	1,609
Deferred taxes	1,348	429
Discontinued operations	827
Long-term liabilities	11,967	12,450
Total liabilities	24,428	22,058
Minority interest in consolidated subsidiaries	3,810	2,727

STOCKHOLDERS' EQUITY
Majority interest:
Capital stock: no par value shares issued and
outstanding, 324,000,000 in 2001 and 2002	324	324
Restatement of capital stock	5,878	5,878
Capital stock restated	6,202	6,202
Treasury stock (50,294,020 shares in 2001 and 47,979,489 in 2002)	(547)	(514)
Paid-in capital	941	915
Shortfall in restatement of capital	(17,216)	(16,634)
Fair value of derivative financial instruments	94
Minimum pension liability adjustment	(191)	(298)
Retained earnings reserved for reacquisition of shares of Vitro	1,300	1,300
Retained earnings	15,526	15,375
Net income (loss) for the year	387	(527)
Total stockholders' equity	6,496	5,819
Total liabilities, minority interest in consolidated subsidiaries and stockholders' equity	Ps. 34,734	Ps. 30,604

CONSOLIDATED STATEMENTS OF OPERATIONS
US GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2002)

	Year Ended December 31,
	2000	2001	2002
Net sales	Ps. 24,424	Ps. 23,172	Ps. 23,585
Cost of sales	16,845	16,412	16,893

Gross profit	7,579	6,760	6,692
General, administrative and selling expenses	5,469	5,098	5,383

Operating income	2,110	1,662	1,309

Interest expense	2,291	1,856	1,802
Interest income	42	33	135
Exchange loss (gain), net	109	(573)	1,532
Gain from monetary position	1,292	649	774
Total financing cost	1,066	601	2,425

Income (loss) after financing	1,044	1,061	(1,116)
Other income (loss), net	(12)	(148)	87
Share in net income of unconsolidated associated companies	26	20	10

Income (loss) from continuing operations before income tax	1,058	933	(1,019)
Income tax expense	272	231	(367)

Net income (loss) from continuing operations before minority interest	786	702	(652)
Discontinued operations	214	210	(118)
Income on disposal of discontinued operations			212
Minority interest	(341)	(525)	31
Net income (loss)	Ps. 659	Ps. 387	Ps. (527)

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
US GAAP BASIS
(Millions of constant Mexican pesos as of December 31, 2002)

	Capital stock	Treasury stock	Paid-In capital	Shortfall in restatement of capital	Other	Retained earnings	Compre- hensive income	Stock holders' equity
Balance at January 01, 2000	Ps. 6,202	Ps. (498)	Ps. 1,254	Ps. (16,552)	Ps. (136)	Ps. 16,740		Ps. 7,010
Comprehensive income:
Net income						659	Ps. 659	659
Bulletin B-15 adjustments				470		(545)		(75)
Other comprehensive income:
Minimum pension liability adjustment					(36)		(36)	(36)
Loss from holding non-monetary assets				(376)			(376)	(376)
Deferred taxes allocation				40	12		52	52
Effect of applying the Fifth Amendment				199			199	199
Deferred workers' profit sharing allocation				(9)			(9)	(9)
Other comprehensive loss							(170)
Comprehensive income							Ps. 489
Dividends (Ps.1.05 pesos per share)						(342)		(342)
Sales of treasury stock		1,013	(313)					700
Paid in capital			(53)					(53)
Acquisition of treasury stock		(861)						(861)

Balance at December 31, 2000	Ps 6,202	Ps. (346)	Ps. 888	Ps. (16,228)	Ps. (160)	Ps. 16,512		Ps. 6,868
Comprehensive income:
Net income						387	Ps. 387	387
Bulletin B-15 adjustments				(779)		638		(141)
Other comprehensive income:
Minimum pension liability adjustment					(48)		(48)	(48)
Loss from holding non-monetary assets				(550)			(550)	(550)
Deferred taxes allocation				68	(33)		35	35
Effect of applying the Fifth Amendment				294			294	294
Deferred workers' profit sharing allocation				(21)			(21)	(21)
Fair value of financial instruments					144		144	144
Other comprehensive loss							(146)
Comprehensive income							Ps. 241
Dividends (Ps. 1.05 pesos per share)						(324)		(324)
Paid in capital			53					53
Acquisition of treasury stock		(201)						(201)

Balance at December 31, 2001	Ps 6,202	Ps. (547)	Ps. 941	Ps. (17,216)	Ps. (97)	Ps. 17,213		Ps. 6,496
Comprehensive income:
Net loss						(527)	Ps. (527)	(527) (233)
Bulletin B-15 adjustments				227		(460)
Other comprehensive income:
Minimum pension liability adjustment					(166)		(166)	(166)
Loss from holding non-monetary assets				31			31	31
Deferred taxes allocation				615	109		724	724
Effect of applying the Fifth Amendment				(283)			(283)	(283)
Deferred workers' profit sharing allocation				(8)			(8)	(8)
Fair value of financial instruments					(144)		(144)	(144)
Other comprehensive income							154
Comprehensive loss							Ps. (373)
Dividends (Ps. 0.25 pesos per share)						(78)		(78)
Paid in capital			(26)					(26)
Sales of treasury stock		33						33
Balance at December 31, 2002	Ps 6,202	Ps. (514)	Ps. 915	Ps. (16,634)	Ps. (298)	Ps. 16,148		Ps. 5,819

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
US GAAP BASIS *
(Millions of nominal pesos)

	2000	2001	2002
OPERATING ACTIVITIES:
Net income (loss) from continuing operations in constant pesos	Ps. 786	Ps. 702	Ps. (652)
Effect of constant pesos	(107)	(37)	(42)
Net income (loss) from continuing operations in nominal pesos	679	665	(694)
Add (deduct) non cash items:
Depreciation and amortization	1,813	1,894	1,965
Provision for seniority premiums, pension and other long-term liabilities	183	196	182
Amortization of debt issue cost	42	54	50
Share in net income of unconsolidated associated companies	(21)	(20)	(10)
Fair value of derivative financial instruments			176
(Gain) loss from sale of subsidiaries and associated companies	(55)	114	(64)
Write-off and loss from sale of fixed assets	282	348	395
Deferred income tax and workers' profit sharing	(31)	(310)	(761)
Gain from monetary position	(1,122)	(601)	(757)
Exchange loss (gain)	104	(530)	1,495
	1,874	1,810	1,977
Increase (decrease) in trade payables	149	625	(131)
Decrease (increase) in trade receivables	376	244	(322)
(Increase) decrease in inventories	(313)	7	(503)
Change in other current assets and liabilities, net	421	(287)	335
Pension funding payments	(617)	(86)	(167)
Cash provided by continuing operations	1,890	2,313	1,189
Net income (loss) from discontinued operations	186	197	(116)
Proceeds from disposal of discontinued operations			1,390
Operating assets and liabilities from discontinued operations	209	106	164
Cash provided by operating activities	2,285	2,616	2,627

INVESTING ACTIVITIES:
Sales of land and buildings and machinery and equipment	202	122	138
Investment in land and buildings and machinery and equipment	(830)	(777)	(985)
Investment in subsidiaries and associated companies	(510)	(445)	(9)
Sale of subsidiaries and associated companies		76	111
Long -term receivables		(137)	(49)
Effect from discontinued operations	(128)	(147)	(6)
Other	(419)	(80)	(204)
Cash used in investing activities	(1,685)	(1,388)	(1,004)

FINANCING ACTIVITIES:
Short-term borrowings	5,815	4,119	4,640
Issuance of long-term debt	5,916	6,196	2,793
Capital stock contributed by minority interest	8	97	7
Payment of short-term borrowings	(4,473)	(5,935)	(5,801)
Payment of long-term debt	(6,581)	(4,723)	(1,779)
Acquisition of treasury stock	(744)	(169)
Sale of treasury stock	551		24
Dividends paid to stockholders of Vitro	(292)	(149)	(75)
Dividends paid to minority interests	(340)	(266)	(257)
Effect from discontinued operations	(267)	(156)	(42)
Cash used in financing activities	(407)	(986)	(490)
Net increase in cash and cash equivalents	193	242	1,133
Monetary and exchange rate effect on cash and cash equivalents	(4)	(23)	118
Balance at beginning of year	565	754	973
Balance at end of year	Ps. 754	Ps. 973	Ps. 2,224

Net cash provided by operating activities reflects net cash payments of interest and income taxes as follows:
Interest	Ps. 1,833	Ps. 1,729	Ps. 1,536
Income taxes	354	194	148